Filed Pursuant to Rule 424(b)(3)
Registration No: 333-168905

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 1 DATED JUNE 28, 2012

TO THE PROSPECTUS DATED JUNE 1, 2012

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated June 1, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our follow-on offering; and

•	an update on our recently completed and pending acquisitions.

Status of Our Offering

We commenced our initial public offering of shares of our common stock on March 17, 2008. On September 16, 2011, we terminated our initial public offering, having sold approximately 29 million shares and received aggregate gross offering proceeds of approximately $289 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on September 22, 2011. As of June 25, 2012, we have received aggregate gross offering proceeds of approximately $98 million from the sale of approximately 9.9 million shares in our Follow-on Offering, and aggregate gross offering proceeds from our initial public offering and our Follow-on Offering of approximately $387 million from the sale of approximately 38.9 million shares. As of June 25, 2012, approximately 92.1 million shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan. Our Follow-on Offering will not last beyond September 22, 2013, unless extended by our board of directors as permitted under applicable law. We also reserve the right to terminate our Follow-on Offering at any time.

Recently Completed and Pending Acquisitions

Recently Completed Acquisitions

Chantilly Property

On May 24, 2012, we purchased an 870-unit self-storage property in Chantilly, Virginia (the “Chantilly Property”) for approximately $7.3 million. With the addition of the Chantilly Property, we now own 92 properties in 17 states and Canada containing approximately 61,000 units and approximately 7.5 million rentable square feet.

Pending Acquisitions

Stockade Portfolio

On June 19, 2012, we, through a wholly-owned subsidiary of our operating partnership, executed a purchase and sale agreement with unaffiliated third parties (the “Stockade Portfolio Purchase Agreement”) for the acquisition of 16 self storage facilities located in Georgia, Florida and South Carolina (the “Stockade Portfolio”). The purchase price for the Stockade Portfolio is $76.4 million, plus closing costs and acquisition fees. We expect this acquisition to close in two phases. The first 10 properties in the table below are expected to close in the third quarter of 2012 and the remaining six properties are expected to close in the fourth quarter of 2012. We expect to fund such acquisitions with a combination of net proceeds from our public offering and indebtedness. The average physical occupancy of the 16 properties in the Stockade Portfolio was approximately 70% as of May 31, 2012.

A summary of the properties in the Stockade Portfolio is as follows:

Property	Address	Purchase Price	Year Built	Approx. Sq. Ft. (net)	Approx. Units
Wilmington Island – GA	4777 Highway 80 East, Wilmington Island, GA	$8,660,000	1999	69,400	570
Myrtle Beach – SC	3015 Ricks Industrial Park Dr., Myrtle Beach, SC	$3,000,000	2002	73,300	480
Savannah I – GA	1060 King George Blvd., Savannah, GA	$2,800,000	2002	68,700	590
Savannah II – GA	782 King George Blvd., Savannah, GA	$2,500,000	2001	67,100	450
Columbia – SC	512 Percival Rd., Columbia, SC	$1,870,000	2003	65,400	490
Lexington I – SC	890 St. Peters Church Rd., Lexington, SC	$1,800,000	2010	35,400	250
Stuart I – FL	1990 NW Federal Hwy. 1, Stuart, FL	$2,850,000	2004	51,500	370
Lexington II – SC	120 Northpoint Dr., Lexington, SC	$3,750,000	1998/2003	86,500	580
Stuart II – FL	6195 South Kanner Hwy., Stuart, FL	$4,170,000	2008	54,700	380
Bluffton – SC	298 Red Cedar St., Bluffton, SC	$5,000,000	2008	78,900	660
Mt. Pleasant I – SC	1117 Bowman Rd., Mt. Pleasant, SC	$3,500,000	1989	41,000	390
Charleston I – SC	2343 Savannah Hwy., Charleston, SC	$3,000,000	1975/1988 /2001	46,700	390
Charleston II – SC	1533 Ashley River Rd., Charleston, SC	$3,500,000	1992	46,400	430
Mt. Pleasant II – SC	1904 Hwy. 17 N, Mt. Pleasant, SC	$7,000,000	1995	63,600	590
Charleston III – SC	1951 Maybank Hwy., Charleston, SC	$7,000,000	1986/1996	66,300	570
Mt. Pleasant III – SC	1108 Stockdale Ln., Mt. Pleasant, SC	$16,000,000	1997/2007	195,100	1,370
TOTAL		$76,400,000		1,110,000	8,560

Pursuant to the Stockade Portfolio Purchase Agreement, we would be obligated to purchase the Stockade Portfolio only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Stockade Portfolio generally based upon:

-	our ability to obtain debt and raise sufficient net proceeds from our public offering;

-	satisfactory completion of due diligence on the properties and the sellers of the properties;

-	satisfaction of the conditions to the acquisition in accordance with the purchase agreement; and

-	no material adverse changes relating to the properties, the sellers of the properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Stockade Portfolio. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $2.0 million in earnest money on the Stockade Portfolio.

Other properties may be identified in the future that we may acquire prior to or instead of the Stockade Portfolio. Due to the considerable conditions to the consummation of the acquisition of the Stockade Portfolio, we cannot make any assurances that the closing of the Stockade Portfolio is probable.